APPENDIX II

Revenue Recognition - Funeral Home Operations

Our funeral home operations are principally service businesses that generate revenues from sales of burial and cremation services and related merchandise, such as caskets and urns. Funeral services include consultation, the removal and preparation of remains, the use of funeral home facilities for visitation and remembrance services and transportation services. We provide funeral services and products on both an atneed and preneed basis.
Funeral arrangements sold at the time of death are referred to as atneed funeral contracts. The performance obligation on these atneed contracts for both merchandise and services are bundled as a single performance obligation, as the performance of these obligations occur within a short time frame (usually within a few days) from the time of death to the funeral service. Although our performance activities are transferred in sequence such as, embalming the body, delivering the casket, obtaining service related items like flowers and performing the service, these are all essential to satisfy our contractual obligation to the customer, thus, bundled into a single performance obligation. Revenue is recognized on the date of funeral service, as all performance obligations have been satisfied. Payment is due at or before time of transfer. Outstanding balances due from customers, if any, on atneed funeral contracts are included in Accounts receivable on our Consolidated Balance Sheets.
The performance obligation is satisfied as discussed above, as control has transferred to the customer and the benefit has concluded in the following manner:

•	we have the right to payment;

•	the customer has title to the merchandise;

•	the deceased has used the merchandise or has been a part of the service; and

•	the customer directed the use of the merchandise or the plan of the service.

Funeral arrangements sold prior to death occurring are referred to as preneed funeral contracts. In many instances, the customer pays for the preneed contract over a period of time. For preneed funeral merchandise and service contracts, the performance obligation occurs at the time of need (when death occurs) and revenue is recognized on the date of delivery of merchandise or performance of service. We do not deliver merchandise on preneed contracts or provide service prior to the time of death.
The performance obligation for preneed funeral contracts is similar to the elements of the performance obligation of atneed funeral contracts. For preneed funeral services, all preneed funeral contracts are re-written upon the date of death as an atneed contract. The performance obligation is satisfied at the date of the service.
The performance of a preneed funeral contract is secured by placing the funds collected, less amounts that we may retain under state regulations, in trust for the benefit of the customer or by the customer's purchase of a life insurance policy, the proceeds of which will pay for such services at the time of need. These methods are intended to fund preneed funeral contracts, cover the original contract price and generally include an element of growth (earnings) designed to offset future inflationary cost increases.
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APPENDIX II

Revenue Recognition - Cemetery Operations

Our cemetery operations generate revenues primarily through sales of cemetery interment rights (primarily grave sites, lawn crypts, mausoleum spaces and niches), related cemetery merchandise (such as outer burial containers, memorial markers and floral placements) and services (interments, inurnments and installation of cemetery merchandise). We provide cemetery services and products on both an atneed and preneed basis.
Cemetery arrangements sold at the time of death are referred to as atneed cemetery contracts. The performance obligation on these atneed contracts for cemetery property, merchandise and services are distinct. The performance obligations from the time of death to the disposition of the remains, include delivering cemetery property, unearthing the ground, interring remains and installing merchandise on the cemetery grounds. Each item on the contract is recognized as a distinct good or service. The performance obligation is satisfied and revenue is recognized on the purchase date of the interment right, on the date of the cemetery service, and on the date of delivery of the merchandise (set on cemetery grounds). Payment is due at or before time of transfer. Outstanding balances due from customers, if any, on completed atneed contracts are included in Accounts receivable on our Consolidated Balance Sheets.
The performance obligation is satisfied as discussed above, as control has transferred to the customer and the benefit has concluded in the following manner:

•	we have the right to payment;

•	the customer has title to the merchandise;

•	the deceased has used the merchandise or has been a part of the service; and

•	the customer directed the use of the merchandise or the plan of the service.

Cemetery arrangements sold prior to death occurring are referred to as preneed cemetery contracts. Preneed cemetery contracts are usually financed through interest-bearing installment sales contracts, generally with terms of up to five years. In substantially all cases, we receive an initial down payment at the time the contract is signed. Earnings on these installment contracts are not recognized until the time the merchandise is transferred or the service is performed and are recorded as Preneed cemetery finance charges, as noted in our table of disaggregated revenues in Note 6 to the Consolidated Financial Statements included herein.
For preneed cemetery interment rights, the performance obligation is the sale of the interment right and revenue is recognized at the time the contract is signed. Control of cemetery interment rights is transferred to the customer upon execution of the contract as customers select a specific location and space for their interment right, thus, restricting the company from other use or transfer of the contracted cemetery property. The interment right is deeded to the customer when the contract is paid in full.
For preneed cemetery merchandise and service, the performance obligation occurs at the time of need (when death occurs) and revenue is recognized on the date of delivery of merchandise or performance of service. We do not deliver merchandise on preneed contracts or provide service prior to the time of death. The performance obligation for preneed cemetery merchandise and service is similar to the elements of the performance obligation of atneed cemetery merchandise and service.
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